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                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           -------------------

                        STATEMENT ON SCHEDULE 14D-9


            Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934

                           -------------------

                    PUBLIC STORAGE PARTNERS II, LTD.
                       (Name of Subject Company)

                           -------------------

                           Public Storage, Inc.
                  (NAME OF PERSON(S) FILING STATEMENT)

                           -------------------

                  Units of Limited Partnership Interest
                      (TITLE OF CLASS OF SECURITIES)

                           -------------------

                                  NONE
                  (CUSIP NUMBER OF CLASS OF SECURITIES)

                           -------------------

                             David Goldberg
                          Public Storage, Inc.
                 600 North Brand Boulevard, Suite 300
                   Glendale, California 91203-1241
                             (818) 244-8080
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                    THE PERSON(S) FILING STATEMENT)

                           -------------------

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Item 1.     SECURITY AND SUBJECT COMPANIES.

                  The name of the subject company is Public Storage Partners
            II, Ltd., a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 600 North Brand Boulevard, Suite 300 Glendale, California 91203-1241. The title of the class of equity securities to which this Statement relates is the Partnership's units of limited partnership interest (the "Units").

Item 2.     TENDER OFFER OF THE BIDDER.

                  This Statement relates to the offer by Public Storage, Inc., a California corporation (the "Company") and B. Wayne Hughes ("Hughes") disclosed in a Tender Offer Statement on Schedule 14D-1 being filed concurrently with the filing of this Statement to acquire up to 4,450 Units in the Partnership. Each Unit acquired by the Company and Hughes will be acquired for $267 in cash. The Company's and Hughes' offer is being made pursuant to an Offer to Purchase dated August 30, 1995 (the "Offer") annexed hereto as Exhibit (a) and the accompanying letter of transmittal.

                  The business address of the Company and Hughes is 600 North
            Brand Boulevard, Suite 300, Glendale, California 91203-1241.

Item 3.     IDENTITY AND BACKGROUND.

                  (a) The person filing this statement is the general partner of the Partnership: Public Storage, Inc., a California corporation (the "General Partner"). Its business address is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

                  (b) The information set forth in "Background and Purpose of the Offer," "Special Considerations," "Effects of Offer on Non-Tendering Unitholders" and "Certain Related Transactions" in the Offer is incorporated herein by reference.

Item 4.     THE SOLICITATION OR RECOMMENDATION.

                  The information set forth in "Position of the General
            Partner With Respect to the Offer" in the Offer is incorporated herein by reference.

Item 5.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in "The Offer -- Soliciting Agent"
            in the Offer is incorporated herein by reference.

Item 6.     RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

                  (a) The information set forth in "Market Prices of Units -- General" in the Offer is incorporated herein by reference.

                  (b) Neither the General Partner nor, to its knowledge, any executive officer, director, affiliate or subsidiary, beneficially owns any Units, except that the Company beneficially owns 174 Units and Obren B. Gerich, Hugh W. Horne and Harvey Lenkin, executive officers of the Company own four Units, ten Units and four Units, respectively. Mr. Lenkin has advised the Company that he intends to tender his Units in the Offer and Messrs. Gerich and Horne have advised the Company that they do not intend to tender their Units.


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Item 7.     CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  (a) and (b)  No negotiation is being undertaken or is
            underway by the General Partner with respect to the Partnership in response to the Company's and Hughes' Offer which relates to or would result in:

                        (1) An extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership;

                        (2) A purchase, sale or transfer of material amount of assets by the Partnership or any subsidiary of the Partnership;

                        (3) A tender offer for or other acquisition of securities by or of the Partnership;

                        (4)   Any material change in the present
            capitalization or dividend policy of the Partnership.

Item 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.

Item 9.     MATERIAL TO BE FILED.

                  See Exhibit Index contained herein.


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                                    SIGNATURE


            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  August 29, 1995                PUBLIC STORAGE, INC.


                                       By:  /S/ B. WAYNE HUGHES
                                            -----------------------------
                                            B. Wayne Hughes
                                            President





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                                 EXHIBIT INDEX


        Exhibit No.
            (a) Offer to Purchase dated August 30, 1995 (including Letter of Transmittal).

            (b)             None.

            (c)             See Exhibit (a).




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